SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

International Electronics, Inc.

(Name of Subject Company)

Rokonet Industries, U.S.A., Inc.

RISCO Ltd.

(Name of Filing Person — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

RISCO Ltd.

Moshe Alkelai

14 Hachoma Street

75655 Rishon-Letzion

Israel

Telephone: 972-3-963-7777

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

John R. Utzschneider

J.Q. Newton Davis

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110

Telephone: (617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,312,539.50	$225

*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of International Electronics, Inc. at a purchase price of $3.50 cash per share and 1,746,931 shares issued and outstanding and outstanding options with respect to 322,199 shares, in each case as of February 28, 2007, and outstanding warrants with respect to 20,167 shares, as of August 31, 2006.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $218.

Form or Registration No.: SC TO-T.

Filing Party: Rokonet Industries, U.S.A., Inc..

Date Filed: March 6, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Items 1 through 9 and 11.

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on March 6, 2007 by RISCO Ltd., a limited company, organized under the laws of Israel (“RISCO”), and Rokonet Industries, U.S.A., Inc., a New York corporation and an indirect wholly-owned subsidiary of RISCO (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Electronics, Inc., a Massachusetts corporation (“IEI”), at $3.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The Offer to Purchase is amended as follows:

The response to the question “What does the board of directors of IEI think of the offer?” is hereby deleted and replaced with the following in the Summary Term Sheet (page ii):

“On March 16, 2007, IEI filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that its board of directors had unanimously determined at a meeting duly held on March 16, 2007 that RISCO’s Offer was inadequate and not in the best interests of IEI shareholders (other than Risco and its affiliates). IEI’s board of directors recommended that IEI shareholders reject the Offer and not tender their Shares.”

The following paragraph from page 1 is hereby deleted:

“According to the Company’s Quarterly Report on Form 10-QSB filed on January 11, 2007 with the Securities and Exchange Commission (the “SEC”), as of January 5, 2007, there were outstanding 1,738,931 Shares. RISCO currently beneficially owns 500 Shares, such Shares represent less than 1% of the outstanding Shares.”

The following paragraph replaces such deleted paragraph on page 1:

“According to IEI’s response to the tender offer filed on Schedule 14D-9 on March 16, 2007 with the Securities and Exchange Commission (the “SEC”), as of February 28, 2007, there were outstanding 1,746,931 Shares. RISCO currently beneficially owns 500 Shares, such Shares represent less than 1% of the outstanding Shares.”

In Section 10, “Background of the Offer”:

•	The date “November 15, 2006” is hereby changed to “November 14, 2006” where it appears.

•	The date “December 5, 2006” is hereby changed to “December 4-6, 2006” where it appears.

•	The date “February 1, 2007” is hereby changed to “January 31-February 1, 2007” where it appears.

And, the following is hereby inserted at the end of such Section 10:

“On March 16, 2007, IEI filed a solicitation/recommendation statement with the SEC on Schedule 14D-9 announcing that its board of directors had unanimously determined at a meeting duly held on March 16, 2007 that RISCO’s Offer was inadequate and not in the best interests of IEI shareholders (other than RISCO and its affiliates). IEI’s board of directors recommended that IEI shareholders reject the Offer and not tender their Shares. IEI also indicated that it would call a special meeting of IEI shareholders on April 25, 2007 under Chapter 110D of the Massachusetts General Laws, or the Massachusetts Control Share Acquisition Statute, in order to determine whether to authorize voting rights for any shares acquired by RISCO and the Purchaser in the Tender Offer.”

On March 20, 2007, RISCO filed a Preliminary Proxy Statement with the Securities Exchange Commission and issued a press release and an open letter to IEI shareholders.”

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 6, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*

(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*

(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007

Rokonet Industries, U.S.A., Inc.

By:	/s/ Moshe Alkelai
Name:	Moshe Alkelai
Title:	Chairman of the Board

RISCO Ltd.

By:	/s/ Moshe Alkelai
Name:	Moshe Alkelai
Title:	Chairman of the Board

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 6 , 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*

(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*

(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.